

December 8, 2010

Via U.S. Mail and Facsimile (626) 335-7750

Mr. Greg Manos
Chief Executive Officer
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re: Active Health Foods, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 18, 2010**
> **File No. 333-164788**

Dear Mr. Manos:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 22, 2010

Form S-1/A filed on November 18, 2010

Use of Proceeds, page 14

1.   We note the revised disclosure provided in response to prior comment 7. Please explain your disclosure under Note 2 to the table, in which you disclose that Think, Plan, Deliver allows for a production run of wrappers and boxes to match the minimum production run of 15,000 energy bars at a cost of only $4,000. However, throughout the rest of your registration statement you disclose that the minimum run required by Think, Plan, Deliver is for 250,000 wrappers at $11,100, and 50,000 boxes at $10,500, for a total of $21,600.

Sales and Marketing Strategy, page 21

2.   We note your revised disclosure in response to prior comment 9. However, it is not clear from this disclosure or the disclosure on page 29 of Mr. Manos' business experience that Mr. Manos has a "proven record" in successful product identification, development and introduction and "consistently" builds organizations with "major sales and profitability" for consumer products. Please provide independent support for these statements or remove.

3.   Your response to prior comment 9 also does not appear to explain how your sales and marketing strategy will be an "unambiguous, attractive, creative marketing campaign" that will reach the "marketplace end-user." We re-issue prior comment 9 in this regard. Please advise or remove.

4.   You further revise your disclosure in response to prior comment 9 to disclose that initially your sales and marketing strategy will be the result of efforts conducted solely by Mr. Manos "in conjunction with MJM Management." However, it appears from disclosure elsewhere throughout your registration statement that you will only engage MJM Management if funds are available. You initial marketing strategy appears to be conducted solely by Mr. Manos. Please revise or advise.

Executive Compensation, page 30

5.   In response to prior comment 17, you have added footnotes to the summary compensation table to provide the aggregate grant date fair value for your stock awards. However, as our prior comment directed, for all stock awards please disclose in the table the aggregate grant date fair value (a dollar amount). Please disclose in a footnote to the table, and confirm to us, that the grant date fair values for all stock awards included in your table are computed in accordance with values used for financial accounting purposes pursuant to FASB ASC 718.

Report of Independent Registered Public Accounting Firm, page 43

6.   Please obtain and file an audit report that contains either a manual signature or a conformed signature. Refer to Rule 2-02(a)(2) of Regulation S-X.

Notes to Financial Statements – December 31, 2009 and 2008

Note 7 – Common Stock Issuances, page 56

7.   We note from your response to our prior comment 20 that common shares issued for equity-based purchases of services from non-employees as well as those issued for stock compensation paid to your founder were measured at the fair value of the shares issued. We also note from your modified disclosure that those shares were recognized at the par

value of $0.001 per share. Please tell us how you have concluded that the par value of your shares was an appropriate measure for fair value, especially since your current prospectus is offering your common shares at $0.10 per share, one hundred times the par amount. Please tell us whether you considered utilizing any of the valuation techniques included in FASB ASC 718-10-55 and why you determined par value provides a better approximation of fair value.

8.   Please expand your disclosure to include the requirements of FASB ASC 718-10-50-2.

Recent Sales of Unregistered Securities, page 58

9.   We note your modified disclosure in response to our prior comment 21. We continue to object to your disclosure to the extent it states or implies that the amounts recognized in your financial statements are arbitrary or have no relation to any objective criterion of value, including fair value. FASB ASC 505-50-30-6 requires that share-based payments to non-employees be recognized in your financial statements at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. FASB ASC 718-10-30-2 requires that share-based payment transactions with employees shall be measured based on the fair value of the equity instruments issued. Please modify your disclosure to remove any implication that amounts recognized in your financial statements are arbitrary or have no relation to any objective criterion of value, or explain to us in further detail how your current disclosure and financial statements comply with GAAP.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

10.   It appears you have attached your auditor's report on your financial statements as an exhibit, instead of your auditor's consent. Please remove your auditor's report from this exhibit and instead please file a currently dated consent from your auditor as an Exhibit 23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Greg Manos
Active Health Foods, Inc.
December 8, 2010
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief